SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25
                 Commission File Number: 000-32333 or 000-29191

                           NOTIFICATION OF LATE FILING


      (Check one): [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q

                       For Period Ended: December 31, 2001

                       [ ] Transition Report of Form 10-Q
                       [ ] Transition Report of Form 10-K
                       [ ] Transition Report of Form 20-F
                       [ ] Transition Report of Form N-SAR
                       [ ] Transition Report of Form 11-K

         For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: not applicable .

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:

                                 INDIGINET, INC.

Former name if applicable:

                                 Not applicable

Address of principal executive office:

                          74 478 Highway 11, Suite 372
                              Palm Desert, CA 92260


                                     PART II
                             RULE 12B-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The registrant is an early stage development company with limited personnel. As a result of the recent completion of two acquisitions, the registrant was unable to compile the materials necessary to complete the report within the prescribed time period.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification: Clinton J. Wilson, President, 303-619-1568.

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the anser is no, identify report(s). [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if apporporiate, state the reasons why a reasonble estimate of the results cannot be made.

                                    SIGNATURE

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

InDigiNet, Inc.


By: /S/ CLINTON J. WILSON C
---------------------------
Clinton J. Wilson
President

Date:  March 28, 2002